EXHIBIT 99.1 – Representative’s Authority to sign the Schedule TO

Excerpt from the Telephonic Meeting of the Board of Directors of

Team Software Industries Ltd. (the “Company”)

Dated February 6, 2003

The Board resolved that Mr. Eisenberg is authorized, empowered and directed, in the name and on behalf of the Company, to make such filings, including, without limitation, filings with the SEC and Nasdaq, as may be required under applicable law and regulations, in the name and on behalf of the Company, in order to commence a tender offer for TTI’s shares and to execute such filings (including a Schedule TO) in the name and on behalf of the Company, and any amendments thereto.